Stolt-Nielsen S.A.                                            [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.         Tel: +44 207 611 8960
Aldwych House                  Fax: +44 207 611 8965
71-91 Aldwych                  www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

      Stolt-Nielsen S.A. Reports Fourth-Quarter and Full-Year 2007 Results

London, England - February 28, 2008 - Stolt-Nielsen S.A. (SNSA) (Oslo Bors: SNI) today reported results for the fourth quarter and full year ended November 30, 2007. The financial statements for the full year ended November 30, 2007 have been audited.

Highlights for the fourth quarter and full year ended November 30, 2007, compared with the fourth quarter and full year ended November 30, 2006, included:

o Operating revenue for the fourth quarter of $460.8 million, up 14% compared with same quarter last year. Operating revenue for the full year of $1,759.4 million, up 12% compared with the previous year.
o Operating income for the fourth quarter of $47.0 million, up 7% compared with fourth quarter of last year. Operating income for the full year of $193.0 million, up 16% compared with the previous year.
o Net income for the fourth quarter of $36.3 million, compared with net income of $57.8 million in the same quarter last year (fourth-quarter 2006 results included a contribution to net income of $19.4 million from Stolt Sea Farm's 25% share of Marine Harvest, which was sold in the first quarter of 2007). Net income for the full year of $216.4 million, up 8% from $199.9 million in the prior year.
o The Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) was 1.25, down 7% from 1.34 in the fourth quarter of 2006.
o At Stolt Parcel Tankers, growth in operating income was impacted by higher operating costs.
o Stolthaven Terminals reported record results for the full year, with overall high utilization.
o Stolt Tank Containers reported record results for the full year, despite cost increases in the fourth quarter.
o Stolt Sea Farm reported record results for the full year, with continued strong demand for turbot and caviar.

Commenting on the Company's results, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"2007 was a good year for SNSA, with growth in revenue and operating income driven by strong markets in each of our businesses. However, during the second half of the year we experienced significant operating-cost increases in our tanker business, as well as a slowdown in certain markets. Despite growing global economic uncertainty, we have seen no significant impact on rates and volumes in our parcel tanker business so far. It is

----------
(1) The Stolt Tankers Joint Service Sailed-in Time-Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time-charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

                                                              [GRAPHIC OMITTED]

still too early to determine the effect on the parcel tanker industry of the large new building orderbook, which stands at 28.5% of the current fleet, net of estimated recycling of ships.

"Having won our legal battle with the Department of Justice in the US, we saw significantly lower legal costs in connection with governmental antitrust investigations in the fourth quarter of 2007, and can now fully focus our attention on developing and expanding our businesses."

SNSA Performance Summary and Results

                                                                       Quarter                     Full Year
Reporting Item (in USD millions,                          --------------------------------   --------------------
except per share data (diluted) and number of shares)       4Q07        3Q07        4Q06       2007        2006
-------------------------------------------------------   --------    --------    --------   --------    --------
Operating Revenue                                            460.8       453.2       404.4    1,759.4     1,565.2
Operating Income                                              47.0        48.2        44.1      193.0       166.5
Income from Continuing Operations before Minority
 Interest and Equity in Net Income of Marine Harvest          38.3        39.8        38.4      152.4       137.3
Equity in Net Income of Marine Harvest                         0.0         0.0        19.4        0.0        60.8
Gain on disposal of Marine Harvest                             0.0         0.0         0.0       21.8         0.0
Gain on sale of investment in Discontinued Operations         (1.8)        0.0         0.0       42.4         0.0
Net Income                                                    36.3        39.8        57.8      216.4       199.9

EPS - diluted (Continuing operations)                         0.64        0.66        0.94       2.89        3.15
EPS - diluted (Net income)                                    0.61        0.66        0.94       3.60        3.17
Weighted average number of shares (in millions)               60.0        60.1        61.3       60.1        62.9

SNSA reported operating revenue of $460.8 million in the fourth quarter of 2007, compared with operating revenue of $404.4 million in the fourth quarter of 2006, and operating revenue of $453.2 million in the third quarter of 2007.

For the full year 2007, income from continuing operations, before minority interest and equity in net income of Marine Harvest was $152.4 million, compared with $137.3 million for the previous year. Net income was $216.4 million for full-year 2007, compared with $199.9 million in 2006. All of SNSA's divisions showed improved year-on-year operating income, except Stolt Parcel Tankers.

Net income in the fourth quarter of 2007 was $36.3 million, or $0.61 per diluted share, compared with net income of $57.8 million, or $0.94 per diluted share, in the same quarter last year, and $39.8 million, or $0.66 per diluted share, in the third quarter of 2007. The year-on-year decline in fourth-quarter net income reflected the $19.4 million contribution from Marine Harvest, which was sold in the first quarter of 2007. Additionally, this decline reflected significantly higher operating expenses for Stolt Parcel Tankers, which outpaced growth in revenue, offset somewhat by lower administrative and general expenses.

There were no customer-related antitrust provisions in the fourth quarter of 2007, compared with provisions of $5.9 million in the third quarter of 2007 and $1.5 million in the fourth quarter of 2006. Legal expenses in connection with governmental antitrust investigations and antitrust claims brought by customers were significantly lower at $4.3 million in the fourth quarter of 2007, compared with $13.7 million in the third quarter of 2007 and $12.9 million in the fourth quarter of 2006.

                                                              [GRAPHIC OMITTED]

Foreign currency exchange losses were $3.5 million in the fourth quarter of 2007, compared with losses of $0.9 million and $1.1 million in the third quarter of 2007 and fourth quarter of 2006, respectively.

An interim 2007 dividend of $0.50 per common share, totaling $29.8 million, was paid on December 12, 2007 to shareholders of record as of November 28, 2007. On February 7, 2008, SNSA announced a final 2007 dividend of $0.50 per common share, which is expected to be paid on June 4, 2008 to shareholders of record as of May 21, 2008. The final dividend is subject to shareholder approval and will be voted on at SNSA's Annual General Meeting of Shareholders, which is scheduled for May 15, 2008 in Luxembourg.

Debt, net of cash and cash equivalents, as of November 30, 2007 was $696.7 million, compared with $680.1 million as of August 31, 2007, and $586.3 million as of November 30, 2006. Capital expenditures (including contributions to non-consolidated joint ventures) in the fourth quarter of 2007 were $54.1 million.

Net interest expense in the fourth quarter of 2007 was $5.5 million, down $0.6 million from $6.1 million in the third quarter of 2007, and unchanged compared with the fourth quarter of 2006.

SEGMENT INFORMATION

                                        Quarter                     Full Year
Operating Income           --------------------------------   --------------------
(in USD millions)            4Q07        3Q07        4Q06       2007        2006
------------------------   --------    --------    --------   --------    --------
Stolt Parcel Tankers           27.7        29.5        36.7      119.2       130.0
Stolthaven Terminals           11.5         8.1         8.9       39.4        30.0
Stolt Tank Containers          10.2        13.7        12.8       46.0        43.1
Stolt Sea Farm                  4.6         7.5         4.5       24.3        13.5
Corporate & Other              (7.0)      (10.6)      (18.8)     (35.9)      (50.1)
Total                          47.0        48.2        44.1      193.0       166.5

Stolt Parcel Tankers

Stolt Parcel Tankers (SPT) reported operating income of $27.7 million in the fourth quarter of 2007, compared with operating income of $29.5 million in the third quarter of 2007 and $36.7 million in the fourth quarter of 2006.

Despite firm freight rates and higher operating revenue in the fourth quarter, growth in operating income at SPT was held down by substantially higher operating costs, which increased by $24.1 million from the third quarter to the fourth quarter, and increased by $52.9 million compared with the fourth quarter of 2006. The increases were primarily due to higher bunker fuel prices, port charges, sublets and transshipment costs, as well as increased ship-management costs. Bunker-cost increases alone accounted for $10.9 million of the increase from the third quarter and $20.8 million from fourth quarter of 2006, as average bunker prices in the fourth quarter of 2007 rose to $433 per ton, up from $373 per ton in the third quarter of 2007 and $286 per ton in the fourth quarter of 2006. Part of the increase in bunker costs was recovered through bunker escalation provisions which are included in approximately 70% of the Company's Contracts of Affreightment.

                                                              [GRAPHIC OMITTED]

Ship-management costs for the fourth quarter of 2007 increased by $10.5 million from the same quarter of 2006, predominantly reflecting significant wage increases for crew and officers, increased maintenance and repair costs, and higher drydock depreciation, reflecting the large number of scheduled drydockings in 2006 and 2007. For the full year 2007, ship-management costs were up $24.9 million, or 17%, over full-year 2006.

SPT's sublet, barging and transshipment costs in the fourth quarter increased by $9.9 million compared with the third quarter of 2007, reflecting the generally strong regional freight markets. About half of the increase in costs recorded in the fourth quarter related to third-quarter activities, as accrued third-quarter estimates did not sufficiently reflect the actual costs incurred. The strong freight markets that led to the increase in costs to Stolt Tankers Joint Service had a positive effect on our regional fleets, which was reflected in increased operating revenue for all regional fleets of $11.1 million in the fourth quarter of 2007 from the previous quarter.

There were no customer-related antitrust provisions in the fourth quarter of 2007, compared with provisions of $5.9 million in the third quarter of 2007, and $1.5 million in fourth quarter of 2006.

SPT benefited from a $2.2 million gain on the October 2007 sale of the M/T Stolt Avenir for recycling.

Stolthaven Terminals

Stolthaven Terminals reported operating income of $11.5 million in the fourth quarter of 2007, up from $8.1 million in the third quarter of 2007 and $8.9 million in the fourth quarter of 2006. Performance for the quarter reflected continued good rates and high levels of utilization. Operating income in the third quarter of 2007 included a $1.2 million provision for soil remediation at the Santos terminal.

Stolthaven's total terminal capacity of 4.62 million barrels was unchanged from the third quarter 2007. Over the course of 2007, 150,000 barrels of additional capacity were added. All of this new capacity was successfully marketed and utilization rates rose during the fourth quarter of 2007 to 98.1% from 97.5% in third quarter of 2007, and decreased from 98.6% a year ago.

With sustained good rates and high utilization levels, Stolthaven's joint venture terminals continued to achieve strong results in the fourth quarter of 2007 in Antwerp, Belgium and Ulsan, South Korea.

Stolt Tank Containers

Stolt Tank Containers (STC) reported operating income of $10.2 million in the fourth quarter of 2007, down from $13.7 million in the third quarter of 2007 and $12.8 million in the fourth quarter of 2006.

The fourth-quarter decline in operating income reflected increased costs that could not be fully passed on to customers, in particular empty container repositioning costs and fuel surcharges. Rates held steady, but shipping volumes decreased by about 2.5%, as increased intra-Asia activity did not entirely offset decreased shipments from Northern Europe and Asia. High freight costs, additional surcharges from the steamship lines, and continued weakness in the US dollar held down results in the fourth quarter.

New tanks acquired by STC that came into service during the year slightly depressed utilization rates. Utilization in the fourth quarter of 2007 was 76.6%, up from 76.3% in the third quarter of 2007, versus 77.4% in the fourth quarter of 2006.

                                                              [GRAPHIC OMITTED]

Stolt Sea Farm

Stolt Sea Farm (SSF) reported operating income of $4.6 million in the fourth quarter of 2007, compared with operating income of $7.5 million in the third quarter of 2007 and $4.5 million in the fourth quarter of 2006. Seasonal factors have a significant impact on SSF's business, with turbot sales typically increasing in the summer while caviar revenues begin to rise in November and peak at Christmas. Turbot volumes followed the normal seasonal pattern in the fourth quarter of 2007, with 860 tons sold versus 1,072 tons in the preceding quarter. The seasonal decline was partially offset by record high prices for turbot of (euro)11.72 per kilo during the quarter, reflecting market-supply shortages due to high mortality rates suffered by SSF competitors.

Corporate & Other

Corporate & Other operating expense was $7.0 million for the fourth quarter of 2007, compared with $10.6 million in the third quarter of 2007 and $18.8 million in the fourth quarter of 2006. The amount recorded for profit sharing was lower in the fourth quarter of 2007 than in both the prior quarter and the fourth quarter of 2006 as income was lower. In addition, costs for complying with Sarbanes-Oxley, legal fees and consulting expenses in the fourth quarter of 2007 were down compared with the previous quarter and the fourth quarter of 2006.

Legal

On November 29, 2007 the U.S. District Court for the Eastern District of Pennsylvania dismissed the indictment brought by the Antitrust Division of the U.S. Department of Justice ("DOJ") against SNSA and two of its executives. On December 21, 2007, the DOJ announced that it would not appeal the dismissal of the indictment thus ending the DOJ's criminal antitrust case against SNSA. On January 9, 2008, the DOJ informed SNSA's counsel that the DOJ's investigation of the parcel tanker shipping industry had been closed. Separately, on February 13, 2008, the DOJ informed SNSA's counsel that the DOJ's investigation of the tank container industry had also been closed.

The European Commission's ("EC") investigation into the parcel tanker industry continues. On April 11, 2007, SNSA confirmed that it had received a Statement of Objections from the EC concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep-sea routes in the period August 24, 1998 to April 8, 2002. SNSA, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. The Company understands that it remains in the EC's immunity program. SNSA has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti-competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits. Additionally, it is possible that the EC could ultimately determine that it lacks jurisdiction over the deep sea parcel tanker industry for the alleged conduct during the relevant time. Such a decision declining jurisdiction might undermine the EC's authority to grant immunity to the Company for the relevant conduct in the deep sea parcel tanker industry.

SNSA has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNSA has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that have been the subject of the antitrust investigations. These agreements typically affect the commercial terms of our contracts with the relevant customers. In certain cases, we have agreed to make upfront cash payments or guaranteed payments to customers, often in conjunction with rebates. SNSA has made no provisions against operating revenue in the

                                                              [GRAPHIC OMITTED]

fourth quarter of 2007 (compared with $5.9 million in the third quarter of 2007 and $1.5 million in the fourth quarter of 2006), reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers. In other cases, SNSA has agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which are not guaranteed by SNSA, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNSA could be responsible under settlement agreements, agreements in principle and offers made and not recognized as of November 30, 2007 is less than $1 million.

Conference Call

Stolt-Nielsen S.A. will hold a live presentation and conference call to discuss the unaudited fourth-quarter and audited full-year 2007 results on Thursday, February 28, 2008 at 4:00pm CET (10:00am ET, 3:00pm GMT) at Shippingklubben, Haakon VII's gt 1, in Oslo, Norway.

Participating in the presentation and the call will be:
Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A.

From UK                  0800 028 1277
From U.S. & Canada       1 888 935 4577
From Norway              800 19640
From other countries     +1 718 354 1388

Phone lines will open 10 minutes before the call and a copy of the presentation will be posted on www.stolt-nielsen.com beforehand.

A recording of the conference call will be available following the call from Thursday, February 28, 2008 until Thursday, March 6, 2008 at 11:59 pm CET (5:59 pm ET, 10:59 pm GMT). For access dial +1 866 883 4489 (U.S. & Canada), + 1 718
354 1112 (International) and quote the passcode 4271218#.

A live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, February 28, 2008 at 4:00 pm CET (10:00 am ET, 3:00 pm GMT). A playback of the conference call commences on Thursday, February 28, 2008 after 7:00 pm CET (1:00 pm ET, 6:00 pm
GMT).

Contacts:

       Nicola Savage / Fran Read
       Hudson Sandler
       U.K. +44 (0) 20 7796 4133
       Stolt-Nielsen@hspr.com

       Jan Chr. Engelhardtsen
       U.K. +44 (0) 20 7611 8972
       j.engelhardtsen@stolt.com

                                                              [GRAPHIC OMITTED]

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its divisions Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                      FINAL
                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)

                                                                          Three months ended(*1)               Year Ended(*2)
                                                                   ------------------------------------   -------------------------
                                                                       Nov 30       Aug 31       Nov 30        Nov 30        Nov 30
                                                                         2007         2007         2006          2007          2006
                                                                   ----------   ----------   ----------   -----------   -----------
Operating revenue (a)                                              $  460,756   $  453,171   $  404,403   $ 1,759,377   $ 1,565,227
Operating expenses                                                    375,154      353,049      306,812     1,380,006     1,214,843
                                                                   ----------   ----------   ----------   -----------   -----------
Gross profit                                                           85,602      100,122       97,591       379,371       350,384

Equity in net income of non-consolidated joint ventures                 4,728        4,871        4,414        21,963        17,536
Administrative and general expenses (b)                               (48,542)     (57,191)     (57,956)     (213,166)     (207,667)
Restructuring charges                                                    (550)         166         (639)         (442)       (1,761)
Gain on disposal of assets, net                                         2,439          622          489         3,148         4,091
Other operating Income (expense), net (c)                               3,274         (388)         177         2,082         3,916
                                                                   ----------   ----------   ----------   -----------   -----------
   Operating income                                                    46,951       48,202       44,076       192,956       166,499

Non-operating income (expense):
   Interest expense, net                                               (5,469)      (6,073)      (5,520)      (23,300)      (27,652)
   Foreign currency exchange (loss) gain, net                          (3,478)        (910)      (1,122)      (10,415)        3,491
   Debt extinguishment costs (d)                                            -       (1,011)           -        (1,011)            -
                                                                   ----------   ----------   ----------   -----------   -----------
   Income from continuing operations before income tax provision,
     minority interest and equity in net income of Marine Harvest      38,004       40,208       37,434       158,230       142,338

Income tax credit (provision) (e)                                         277         (360)         934        (5,799)       (5,025)
                                                                   ----------   ----------   ----------   -----------   -----------
   Income from continuing operations before minority
     interest and equity in net income of Marine Harvest               38,281       39,848       38,368       152,431       137,313

Minority interest                                                        (196)          (9)         (22)         (303)          (85)
Equity in net income of Marine Harvest                                      -            -       19,400             -        60,800
Gain on Disposal of Marine Harvest (f)                                      -            -            -        21,792             -

                                                                   ----------   ----------   ----------   -----------   -----------
   Income from continuing operations                                   38,085       39,839       57,746       173,920       198,028
Income from discontinued operations                                         -            -           70             -         1,887
Gain on sale of investment in discontinued operations (g)              (1,820)           -            -        42,443             -

                                                                   ----------   ----------   ----------   -----------   -----------
   Net income                                                      $   36,265   $   39,839   $   57,816   $   216,363   $   199,915
                                                                   ==========   ==========   ==========   ===========   ===========

PER SHARE DATA
Income per common share:

   Basic
    Income from continuing operations                              $     0.64   $     0.67   $     0.95   $      2.92   $      3.18
    Income from discontinued operations                                     -            -            -             -          0.03
    Gain on sale of investment in discontinued operations               (0.03)           -            -          0.71             -
                                                                   ----------   ----------   ----------   -----------   -----------
      Net Income per share                                         $     0.61   $     0.67   $     0.95   $      3.63   $      3.21
                                                                   ==========   ==========   ==========   ===========   ===========

   Diluted
    Income from continuing operations                              $     0.64   $     0.66   $     0.94   $      2.89   $      3.15
    Income from discontinued operations                                     -            -            -             -          0.02
    Gain on sale of investment in discontinued operations               (0.03)           -            -          0.71             -
                                                                   ----------   ----------   ----------   -----------   -----------
      Net Income per share                                         $     0.61   $     0.66   $     0.94   $      3.60   $      3.17
                                                                   ==========   ==========   ==========   ===========   ===========

Weighted average number of common shares and common
  share equivalents outstanding:
   Basic                                                               59,545       59,529       60,730        59,526        62,243
   Diluted                                                             59,965       60,085       61,305        60,122        62,927

SELECTED CASH FLOW DATA
Capital expenditure (excluding capitalized interest)               $   49,616   $   57,371   $  129,286   $   217,448   $   293,483
Equity contributions and advances to non-consolidated
 Joint ventures                                                         4,474       16,620        6,893        66,663        59,179
                                                                   ----------   ----------   ----------   -----------   -----------
Total capital expenditure, equity contributions
 and advances to non-consolidated Joint ventures                   $   54,090   $   73,991   $  136,179   $   284,111   $   352,662
                                                                   ==========   ==========   ==========   ===========   ===========

Depreciation and amortization (excluding drydocking)               $   24,877   $   25,458   $   24,806   $    98,718   $    96,542

Note - SNSA has reclassified the prior periods' statements of operations to reflect Southern bluefin tuna as discontinued operations, as a result of the sale of the business during the first quarter of 2007.

(a) Net of Nil, $5.9 million and $10.6 million in the fourth quarter, third quarter and full year of 2007, respectively, and $1.5 million and $21.9 million in the fourth quarter and full year of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or settlement offers made to customers.

(b) The full year 2006 results include a stock option expense of $6.1 million relating to the correction of an error in application of APB No.25 in previous years.

(c) The fourth quarter of 2007 includes a $0.9 million reversal of general reserves. The full year of 2006 includes a $2.8 million reversal of general reserves.

(d) Includes a $1.0 million write off of debt issuance costs incurred on the Stolthaven Houston & New Orleans debt which was refinanced in the third quarter of 2007.

(e) The fourth quarter of 2007 includes a tax benefit of $4.8 million due to a reduction of prior year tax provisions.

(f) Represents the gain on sale of the groups Investment in Marine Harvest in the first quarter of 2007.

(g) Represents the gain on sale of the Tuna Business in the first quarter of 2007. The $1.8 million expense in the fourth quarter of 2007 is due to the finalisation of the closing balance sheet on disposal of Southern bluefin tuna and a subsequent reduction in sale proceeds.

----------
*1 - Unaudited.

*2 - Figures have been extracted from the audited consolidated financial statements for 2007 and 2006.

                                      FINAL
                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)

                                                                             As of
                                                                -------------------------------
                                                                 November 30,*    November 30,*
                                                                     2007             2006
                                                                --------------   --------------
ASSETS

Cash and cash equivalents                                       $       43,722   $       44,502
Trade receivables, net                                                 163,055          131,870
Inventories, net                                                        26,831           17,492
Restricted cash deposits                                                 5,370                -
Prepaid expenses                                                        46,478           56,805
Assets held for sale                                                     3,500                -
Other current assets                                                    23,802           15,410
                                                                --------------   --------------
     Total current assets                                              312,758          266,079

Fixed assets, net of accumulated depreciation                        1,824,770        1,672,259
Investment in and advances to non-consolidated joint ventures          246,719          147,564
Investment in and loan to Marine Harvest                                     -          322,823
Goodwill and other intangible assets, net (a)                              851           24,101
Other assets                                                            90,582           81,123
                                                                --------------   --------------
     Total assets                                               $    2,475,680   $    2,513,949
                                                                ==============   ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                           $      270,993   $      144,600
Current maturities of long-term debt                                    42,495           67,301
Accounts payable                                                        64,496           50,638
Accrued liabilities                                                    241,521          248,299
Prepayment proceeds on sale of Marine Harvest                                -          353,450
                                                                --------------   --------------
     Total current liabilities                                         619,505          864,288

Long-term debt                                                         426,942          418,875
Other non-current liabilities                                           63,823           57,940
Minority interest (b)                                                   10,928              292

Common stock and Founder's shares                                       64,134           66,081
Paid-in surplus                                                        341,209          356,906
Retained earnings                                                    1,053,995          936,553
Accumulated other comprehensive income, net                             28,806           10,923
Treasury stock                                                        (133,662)        (197,909)
                                                                --------------   --------------
     Total shareholders' equity                                      1,354,482        1,172,554
                                                                --------------   --------------
     Total liabilities and shareholders' equity                 $    2,475,680   $    2,513,949
                                                                ==============   ==============

     Debt, net of cash and cash equivalents:                    $      696,708   $      586,274
                                                                ==============   ==============

(a) Goodwill and Other Intangible Assets have reduced by $23.2 million due to the disposal of Southern bluefin tuna quota rights in connection with the disposal of the Tuna Business.

(b) Minority interest has increased by $10.6 million of which $8.7 million relates to the land rights contributed by Lingang Harbor Affairs Company, our joint venture partner in Tianjin Stolthaven Terminal Co. Ltd. This joint venture is consolidated under FASB Interpretation No.46(R), Consolidation of Variable Interest Entities. The remaining increase relates to the 25% minority interest of Sterling Caviar LLC which was acquired in the first quarter of 2007.

----------
* - Figures have been extracted from the audited consolidated financial statement for 2007 and 2006.

                                      FINAL
                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                       SELECTED SEGMENT AND FINANCIAL DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                                Three months ended                       Year ended
                                                    ------------------------------------------   ---------------------------
                                                          Nov 30         Aug 31         Nov 30         Nov 30         Nov 30
                                                            2007           2007           2006           2007           2006
                                                    ------------   ------------   ------------   ------------   ------------
OPERATING REVENUE:
Stolt Parcel Tankers (a)
Deepsea                                             $    252,766   $    254,654   $    229,321   $    985,015   $    897,915
Regional Fleet                                            60,672         49,597         45,004        204,925        168,192
                                                    ------------   ------------   ------------   ------------   ------------
Stolt Parcel Tankers - Total                             313,438        304,251        274,325      1,189,940      1,066,107
Stolthaven Terminals                                      26,964         26,518         24,604        103,421         93,792
Stolt Tank Containers                                    101,045        103,055         89,914        390,477        351,572
Stolt Sea Farm                                            17,984         17,883         13,556         69,469         48,998
Corporate and Other                                        1,325          1,464          2,004          6,070          4,758
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $    460,756   $    453,171   $    404,403   $  1,759,377   $  1,565,227
                                                    ============   ============   ============   ============   ============

GROSS PROFIT:
Stolt Parcel Tankers
Deepsea                                             $     29,551   $     51,089   $     49,683   $    174,591   $    181,072
Regional Fleet                                            16,152          9,478          9,827         47,166         30,653
                                                    ------------   ------------   ------------   ------------   ------------
Stolt Parcel Tankers - Total                              45,703         60,567         59,510        221,757        211,725
Stolthaven Terminals                                      11,628          9,469         10,225         41,388         38,289
Stolt Tank Containers                                     20,566         22,449         21,380         82,757         81,010
Stolt Sea Farm                                             6,493          7,690          6,078         30,243         19,741
Corporate and Other                                        1,212            (53)           398          3,226           (381)
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $     85,602   $    100,122   $     97,591   $    379,371   $    350,384
                                                    ============   ============   ============   ============   ============

EQUITY IN NET INCOME (LOSS) OF
 NON-CONSOLIDATED JOINT VENTURES:
Stolt Parcel Tankers                                $      2,939   $      2,760   $      3,384   $     12,211   $     15,528
Stolthaven Terminals                                       1,746          2,145          1,006          9,758          2,028
Stolt Tank Containers                                         43            (34)            24             (6)           (20)
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $      4,728   $      4,871   $      4,414   $     21,963   $     17,536
                                                    ============   ============   ============   ============   ============

ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt Parcel Tankers (b)                            $    (23,798)  $    (33,404)  $    (27,072)  $   (116,761)  $   (100,637)
Stolthaven Terminals                                      (2,720)        (3,525)        (2,367)       (12,558)       (10,279)
Stolt Tank Containers (b)                                (10,389)        (9,303)        (8,634)       (37,416)       (37,900)
Stolt Sea Farm (c)                                        (2,290)          (192)        (1,537)        (5,943)        (6,282)
Corporate and Other                                       (9,345)       (10,767)       (18,346)       (40,488)       (52,569)
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $    (48,542)  $    (57,191)  $    (57,956)  $   (213,166)  $   (207,667)
                                                    ============   ============   ============   ============   ============

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt Parcel Tankers                                $      2,248   $          -   $        583   $      2,285   $      3,108
Stolthaven Terminals                                           -              1              -              -             (3)
Stolt Tank Containers                                         18            609              8            671            (30)
Stolt Sea Farm                                                 -              -              -              -           (130)
Corporate and Other                                          173             12           (102)           192          1,146
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $      2,439   $        622   $        489   $      3,148   $      4,091
                                                    ============   ============   ============   ============   ============

OTHER OPERATING INCOME (EXPENSE), NET:
Stolt Parcel Tankers                                $        562   $       (421)  $        285   $       (255)  $        254
Stolthaven Terminals                                         820              -              -            821              -
Stolt Tank Containers                                          -              -             20              -             20
Stolt Sea Farm                                               351            (23)            (6)             -            161
Corporate and Other (d)                                    1,541             56           (122)         1,516          3,481
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $      3,274   $       (388)  $        177   $      2,082   $      3,916
                                                    ============   ============   ============   ============   ============

OPERATING INCOME (EXPENSE):
Stolt Parcel Tankers                                $     27,654   $     29,502   $     36,690   $    119,237   $    129,978
Stolthaven Terminals                                      11,474          8,090          8,864         39,409         30,035
Stolt Tank Containers                                     10,238         13,721         12,798         46,006         43,080
Stolt Sea Farm                                             4,554          7,475          4,535         24,300         13,490
Corporate and Other                                       (6,419)       (10,752)       (18,172)       (35,554)       (48,323)
                                                    ------------   ------------   ------------   ------------   ------------
   before Restructuring Charges                           47,501         48,036         44,715        193,398        168,260
Restructuring Charges                                       (550)           166           (639)          (442)        (1,761)
                                                    ------------   ------------   ------------   ------------   ------------
     Total                                          $     46,951   $     48,202         44,076   $    192,956   $    166,499
                                                    ============   ============   ============   ============   ============

                                                                                                            As of
                                                                                                 ---------------------------
                                                                                                 November 30,   November 30,
                                                                                                         2007           2006
                                                                                                 ------------   ------------
TOTAL ASSETS:
Stolt Parcel Tankers                                                                             $  1,658,603   $  1,535,672
Stolthaven Terminals                                                                                  431,763        372,246
Stolt Tank Containers                                                                                 223,646        146,758
Stolt Sea Farm                                                                                         68,934        419,345
Corporate and Other                                                                                    92,734         39,928
                                                                                                 ------------   ------------
           Total                                                                                 $  2,475,680   $  2,513,949
                                                                                                 ============   ============

Note - SNSA has reclassified the prior periods' statements of operations to reflect Southern bluefin tuna as discontinued operations, as a result of the sale of the business during the first quarter of 2007.

(a) Net of Nil, $5.9 million and $10.6 million in the fourth quarter, third quarter and full year of 2007, respectively, and $1.5 million and $21.9 million in the fourth quarter and full year of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or settlement offers made to customers.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $4.3 million, $13.7 million and $40.8 million in the fourth quarter, third quarter and full year of 2007, respectively, and $12.9 million and $36.7 million in the fourth quarter and full year of 2006, respectively, and at Stolt Tank Containers of Nil for the full year of 2007, and Nil and $5.3 million in the fourth quarter and full year of 2006, respectively.

(c)  The third quarter of 2007 includes a $1.8 million accrual reversal.

(d) The fourth quarter of 2007 includes a $0.9 million reversal of general reserves. The full year of 2006 includes a $2.8 million reversal of general reserves.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS
                                   (UNAUDITED)

                                                    1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                                                    -----------   -----------   -----------   -----------
STOLT PARCEL TANKERS DIVISION:

Joint Service sailed-in time-charter index
   2005                                                    1.29          1.31          1.36          1.34
   2006                                                    1.30          1.30          1.28          1.34
   2007                                                    1.32          1.38          1.46          1.25

Volume of cargo carried - millions of tons
   Deepsea fleet:
   2005                                                     3.7           3.7           3.8           3.8
   2006                                                     3.8           3.7           3.7           3.4
   2007                                                     3.5           3.3           3.7           3.4

   Regional fleets - Wholly Owned:
   2005                                                     2.2           2.3           2.4           2.3
   2006                                                     2.3           2.7           2.6           2.5
   2007                                                     2.5           2.8           2.6           2.4

Operating days
   Deepsea fleet:
   2005                                                   6,147         6,201         6,158         6,123
   2006                                                   6,182         6,296         6,276         6,208
   2007                                                   6,306         6,336         6,473         6,414

   Regional fleets - Wholly Owned:
   2005                                                   4,915         5,165         5,177         5,189
   2006                                                   5,278         5,611         5,617         5,568
   2007                                                   5,548         5,756         5,649         5,479

Average number of ships operated in the period
   Deepsea fleet:
   2005                                                      68            67            67            67
   2006                                                      69            68            68            68
   2007                                                      70            69            70            70

   Regional fleets - Wholly Owned:
   2005                                                      55            56            56            57
   2006                                                      59            61            61            61
   2007                                                      62            63            61            60

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:

Number of Shipments
   2005                                                  21,483        21,417        18,978        18,996
   2006                                                  19,312        20,384        20,927        20,636
   2007                                                  20,635        22,407        22,727        22,152

Tank containers operated and leased at end
 of period
   2005                                                  17,281        17,690        17,959        17,979
   2006                                                  18,006        18,238        18,346        18,944
   2007                                                  19,496        20,029        20,627        21,010

Tank container utilization - %
   2005                                                    79.7%         79.4%         72.9%         73.5%
   2006                                                    74.7%         76.1%         76.9%         77.4%
   2007                                                    75.5%         76.8%         76.3%         76.6%

STOLTHAVEN TERMINALS DIVISION:

Average marketable shell barrel capacity
 (millions of barrels)
   2005                                                    4.13          4.22          4.36          4.33
   2006                                                    4.33          4.39          4.61          4.61
   2007                                                    4.62          4.62          4.62          4.62

Tank capacity utilization - %
   2005                                                    96.7%         97.6%         95.1%         95.6%
   2006                                                    98.8%         98.1%         98.3%         98.6%
   2007                                                    98.6%         98.8%         97.5%         98.1%